UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
eTelecare Global Solutions, Inc.
(Name of Subject Company)
eTelecare Global Solutions, Inc.
(Name of Persons Filing Statement)
American Depositary Shares, each representing
one common share,
par value two Philippine pesos per share
(Title of Class of Securities)
29759R102
(CUSIP Number of Class of Securities)
John R. Harris
President and Chief Executive Officer
eTelecare Global Solutions, Inc.
31st Floor CyberOne Building, Eastwood City, Cyberpark,
Libis, Quezon City 1110
Philippines
63 (2) 916 5670
(Name, Address, and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of the Persons Filing Statement)
With a copy to:
Jorge A. del Calvo, Esq.
James J. Masetti, Esq.
Pillsbury Winthrop Shaw Pittman LLP
2475 Hanover Street
Palo Alto, CA 94304
(650) 233-4500
☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The tender offer for the outstanding common shares and American Depositary Shares (collectively, the “Shares”) of eTelecare Global Solutions, Inc. (“eTelecare”) has not yet commenced. These communications are for informational purposes only and are not an offer to buy or the solicitation of an offer to sell any securities. At the time the tender offer is commenced, the entity formed by the investor group to make the offer intends to file with the United States Securities and Exchange Commission (the “US SEC”) a Tender Offer Statement on Schedule TO containing an offer to purchase, forms of letters of transmittal and other documents relating to the tender offer, in addition to similar documentation intended to be filed with the Philippine Securities and Exchange Commission (the “PSEC”), and eTelecare intends to file with the US SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer, and similar documentation intended to be filed with the PSEC. The offeror in the tender offer and eTelecare intend to mail these documents to the shareholders of eTelecare. These documents will contain important information about the tender offer and shareholders of eTelecare are urged to read them carefully when they become available. Shareholders and holders of American Depositary Shares of eTelecare will be able to obtain a free copy of these documents (when they become available) and other documents filed by eTelecare or the offeror with the US SEC at the website maintained by the US SEC at www.sec.gov.
The following contains projections and other forward-looking statements regarding the expected completion and effects of the tender offer, including employee benefits, compensation and opportunities. Statements regarding future events are based on the parties’ current expectations and are necessarily subject to associated risks related to, among other things, obtaining a sufficient number of tendered common shares and American Depositary Shares and regulatory approval of the tender offer, and satisfaction of other conditions to the offer. Actual results may differ materially from those in the projections or other forward-looking statements.

The following is the transcript of a video presentation given by John R. Harris, the President and Chief Executive Officer of eTelecare, to employees on September 19, 2008.
Transcript of Video Conference
eTelecare team.
I have some very important news to share with you.
We have agreed to an offer made by a partnership of two companies to acquire eTelecare, thus making us a private company again.1
The two companies are Providence Capital2, a US-based investment company that is in the top ten of private equity firms and the Ayala Corporation, one of our current investors and a leading organization in the Philippines.
Now, let me provide you with information on why we chose to accept this offer, why we were chosen and what this all means to you.
When we went public in 2007, we had a couple of key objectives. We wanted to reduce our debt, while also infusing capital into the company to propel our continued growth. Because we were successful in achieving both objectives, we know that was the right decision at the time.
We don’t feel our current market value3 reflects our true value. And clearly Providence and Ayala agree with us. They were seeking to expand in the BPO industry and saw eTelecare as an undervalued yet strong company that had the potential to be a lot more with a little help. And that’s really a testament to each of you. They know we have the best talent in the business and no one serves its clients better. Their investment in eTelecare is truly an investment in you.
This transaction benefits all of us. It provides for a more secure company, financially, with the capital we need to invest in our operations and our people. This will enable us to grow faster and serve our clients and their customers even better than we do today.
What does this mean for you? Simply, it’s business as usual for all of us. I will continue as CEO of eTelecare and there are no anticipated changes in management structure or how we operate. Benefits, compensation and career progression structures will remain unchanged. Even our name stays the same.
What will change are the number of career opportunities for you in the future, as we grow acquire companies and expand in new regions and new industries. It also means a more dynamic future for our company, for you and for your family.
Finally, I want to be sure you all remain focused on our mission statement of being our clients’ number one business partner and that you continue to live our CORE values of Commitment, Ownership, Respect, and Excellence. This is what will continue to give us these opportunities for growth and success.
I am very excited about this next step in the evolution of our company.

[1]	The text appears as originally presented. eTelecare will remain a publicly traded company in the U.S. and the Philippines until such time as the tender offer has been successfully completed and eTelecare’s common shares and American Depositary Shares have been deregistered with the Philippine Stock Exchange and the Nasdaq Global Market, respectively.

[2]	The text appears as originally presented. The correct entity is Providence Equity Partners.

[3]	The text appears as originally presented. The current market value was a reference to the market value prior signing not the offer price. The offer price represents an approximate 76% premium over the company’s closing price on NASDAQ on September 18, 2008.

If you have any questions or want more information, please see your leader or visit our new eCentral intranet site.
Thanks for all your great work and continued outstanding service to our clients and their customers.
The following questions and answers and letter from John R. Harris to eTelecare employees were posted on September 19, 2008 by eTelecare to an internal website accessible only by eTelecare employees and were removed from such site on September 21, 2008.
Questions and Answers
Who are Ayala and Providence?
Ayala Corporation is a long-time shareholder in eTelecare. It is the holding company of one of the largest and most diversified business groups in the Philippines, with interests in real estate, financial services, telecommunications, electronics manufacturing service, water infrastructure development and management, automotive dealerships, information technology, business process outsourcing, and overseas property investments.
Providence is the world’s leading private equity firm focused on media, entertainment, communications and information investments. Providence is one of the world’s premiere private equity firms and a dominant global franchise in the media, entertainment, communications and information industries.
Why was eTelecare acquired by Ayala and Providence?
Ayala and Providence recognized eTelecare as a leader in the BPO industry with a talented pool of employees and a strong client base.  They saw an opportunity to invest in eTelecare and its employees to help eTelecare grow more rapidly.
How does this benefit eTelecare?
This deal allows eTelecare to focus on growing the company with the resources provided by two very strong financial backers. We no longer have to be as focused on quarter-to-quarter results as we did as a public company and can take a broader, longer-term view as we proceed.
How does this benefit me as an eTelecare employee?
We believe this transaction will provide security for eTelecare and thus security for our employees and their families. This should also provide us with a strong core business that will be well positioned to be opportunistic when attractive, smaller call center companies become available for purchase, which will then create career opportunities for employees in new regions and industries.
What other changes should we expect?
You shouldn’t see any significant changes — it is business as usual for us. John Harris will remain as our CEO and there are no anticipated changes in management structure or in our current operations. Benefits, compensation and career progression structures will remain unchanged.
Is our company name changing?
No, we will remain as eTelecare Global Solutions. We are now a private company.4
I have eTelecare stock or stock options. What happens to them?

[4]	The text appears as originally presented. eTelecare will remain a publicly traded company in the U.S. and the Philippines until such time as the tender offer has been successfully completed and eTelecare’s common shares and American Depositary Shares have been deregistered with the Philippine Stock Exchange and the Nasdaq Global Market, respectively.

All outstanding vested and unvested stock units will be purchased at the acquisition price of $9 at the time of closing. All vested and unvested stock options with an exercise price less than $9 will be exercised and the “in the money” portion will be paid at the time of closing. The details will be worked out over the next few weeks and we will update this site with more information as we have it..
If we are going to be a private company, does this mean we no longer need to be PCI compliant?
The Payment Card Industry Data Security Standard (PCI-DSS) is a requirement of several of our client contracts.  Whether public or private, our company needs to remain in compliance with this standard in order to satisfy our client contractual commitments as well as to qualify for new business.
How can I learn more about Ayala and Providence?
You can visit their websites at:
Providence: http://www.provequity.com/
Ayala: http://www.ayala.com.ph/
What should I do next?
Continue to provide great service to our clients and their customers and continue to support each other in the team environment. Your outstanding work and service is why eTelecare has a great reputation and companies like Ayala and Providence want to invest in us. Also, continue to live our CORE values of Commitment, Ownership, Respect and Excellence.
If I have concerns or hear rumors that concern me, what should I do?
Please consult your leader for any concerns or email employeecommunication@etelecare.com with general questions. You can also visit the employee forum on eCentral, our new company intranet.
What if I get a call or question from an external party like a client, vendor or another company?
Please refer any questions from external parties to Anh Huynh, director of investor relations, at 480-754-8745.
How will you keep us updated on any new information?
Keep checking back to eCentral for any updates.
Letter from John R. Harris to eTelecare employees
eTelecare team,
I have some very important news to share with you.
We have agreed to an offer made by a partnership of two companies to acquire eTelecare, thus making us a private company again.5
The two companies are Providence Capital6, a US-based investment company that is in the top ten of private equity firms and the Ayala Corporation, one of our current investors and a leading organization in the Philippines.

[5]	The text appears as originally presented. eTelecare will remain a publicly traded company in the U.S. and the Philippines until such time as the tender offer has been successfully completed and eTelecare’s common shares and American Depositary Shares have been deregistered with the Philippine Stock Exchange and the Nasdaq Global Market, respectively.

[6]	The text appears as originally presented. The correct entity is Providence Equity Partners.

Now, let me provide you with information on why we chose to accept this offer, why we were chosen and what this all means to you.
When we went public in 2007, we had a couple of key objectives. We wanted to reduce our debt, while also infusing capital into the company to propel our continued growth. Because we were successful in achieving both objectives, we know that was the right decision at the time.
Providence and Ayala Corporation recognized eTelecare as a leader in the BPO industry with a talented pool of employees and a strong client base.  They saw an opportunity to invest in eTelecare and its employees to help eTelecare grow more rapidly.  And that’s really a testament to each of you. They know we have the best talent in the business and no one serves its clients better. Their investment in eTelecare is truly an investment in you.
This agreement will enable eTelecare to focus on growing the company with the resources provided by two strong financial backers.  It provides for a more secure company, financially, with the capital we need to invest in our operations and our people.   This will enable us to grow faster and serve our clients and their customers even better than we do today.  We no longer have to be as focused on quarter-to-quarter results as we did as a public company and can take a broader, longer-term view as we proceed.
What does this mean for you?  Simply, it’s business as usual for all of us. I will continue as CEO of eTelecare and there are no anticipated changes in management structure or how we operate.  Benefits, compensation and career progression structures will remain unchanged. Even our name stays the same.
What will change are the number of career opportunities for you in the future, as we grow acquire companies and expand in new regions and new industries. It also means a more dynamic future for our company, for you and for your family.
Finally, I want to be sure you all remain focused on our mission statement of being our clients’ number one business partner and that you continue to live our CORE values of Commitment, Ownership, Respect, and Excellence. This is what will continue to give us these opportunities for growth and success.
I am very excited about this next step in the evolution of our company.
Today we are having a conference call with all leadership to provide details and take questions. We will then ask your leaders to meet with all of you to discuss the acquisition and to help address any questions or concerns you may have.
In the meantime, we have placed some additional general information on eCentral, our new intranet.
Thanks for all your great work and continued outstanding service to our clients and their customers.
Regards,
John

The following scripts were prepared for use in connection with calls to key customers by certain members of the eTelecare sales team on September 19, 2008.
I wanted to share some news with you that we have just released to the public.
As of today, we have agreed to an offer made by a partnership of two companies to acquire all of the outstanding shares of eTelecare, that, if successful will make us a private company again.
The two companies are Providence Capital7, a US-based investment company that is in the top ten of private equity firms and the Ayala Corporation, one of our current investors and a leading organization in the Philippines.
Providence and Ayala Corporation recognized eTelecare as a leader in the BPO industry with a talented pool of employees and a strong client base. They saw an opportunity to invest in eTelecare and its employees to help eTelecare grow more rapidly.
This agreement will enable eTelecare to focus on growing the company with the resources provided by two strong financial backers. It provides for a more secure company, financially, with the capital we need to invest in our operations and our people. This will enable us to grow faster and serve our clients and their customers even better than we do today.
For us, it’s just business as usual. John Harris will continue as our CEO, we don’t expect any changes in management or how we operate, and even our name is staying the same. Therefore, you will continue to work with your regular contacts at eTelecare and can expect the same level of service.
If I receive any updates pertinent to you, I will be back in touch.
Do you have any questions?

[7]	The text appears as originally presented. The correct entity is Providence Equity Partners.